                           _________________________

                                  SCHEDULE 13G
                                 (RULE 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                           ELECTRIC FUEL CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                  284871-10-0
                                 (CUSIP Number)

                           _________________________

-----------------------                                  ----------------------
  CUSIP NO. 284871-10-0               13G                PAGE 2 OF 10 PAGES
-----------------------                                  ----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Newton Becker Irrevocable Trust No. 1

-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

-------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           United States

-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 633,350

      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               0
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  633,350

      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                               0
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           633,350

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
10


-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
           4.4%

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
           OO

-------------------------------------------------------------------------------

-----------------------                                  ----------------------
  CUSIP NO. 284871-10-0               13G                PAGE 3 OF 10 PAGES
-----------------------                                  ----------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           David E. Becker

-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

-------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           United States

-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0

      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               633,350
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  0

      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                               633,350
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           633,350

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
10


-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
           4.4%

-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
           IN

-------------------------------------------------------------------------------

-----------------------                                  ----------------------
  CUSIP NO. 284871-10-0               13G                PAGE 4 OF 10 PAGES
-----------------------                                  ----------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bryan Gordon

-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

-------------------------------------------------------------------------------
      SEC USE ONLY
 3


-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           United States

-------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 0

      SHARES       ------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                               633,350
     OWNED BY
                   ------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  0

      PERSON       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                               633,350
-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           633,350

-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
           4.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
           IN

------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

             This statement relates to the Schedule 13G (the "SCHEDULE 13G") previously filed by Bryan Gordon and David E. Becker, as co-trustees of the Newton Becker Irrevocable Trust No. 1, with regard to beneficial ownership of common stock, par value $.01 per share (the "COMMON STOCK"), of Electric Fuel Corporation (the "COMPANY"), and constitutes Amendment No. 1 thereto. Pursuant to Rule 101 of Regulation S-T, this Amendment No. 1 includes the entire text of the Schedule 13G, as amended.

        ITEM 1(a).  NAME OF ISSUER.

             Electric Fuel Corporation

        ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             885 Third Avenue, Suite 2900
             New York, New York  10022

        ITEMS 2(a)  NAME OF PERSON FILING;
        AND 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.


             The name and address of each filing person are as follows:

             (a)  Newton Becker Irrevocable Trust No. 1
                  c/o Bryan Gordon
                  5933 Cahill Avenue
                  Tarzana, California 91356

             (b)  David E. Becker
                  55 Idlewood Road
                  Kentfield, California 94904

             (c)  Bryan Gordon
                  Becker CPA Review Course
                  15760 Ventura Boulevard, Ste. 1101
                  Encino, California  91436

        ITEM 2(c).  CITIZENSHIP.

             David E. Becker and Bryan Gordon are both United States citizens. The Newton Becker Irrevocable Trust No. 1 is a trust administered under the laws of the State of California.

        ITEM 2(d).  TITLE OF CLASS OF SECURITIES.

             Common Stock, $.01 par value per share.

        ITEM 2(e).  CUSIP NUMBER.

             284871-10-0

        ITEM 3.  FILINGS PURSUANT TO RULES 13d-1(b) OR 13d-2(b):

             N/A.

        ITEM 4.   OWNERSHIP.

             The Newton Becker Irrevocable Trust No. 1 (the "TRUST") is the beneficial owner of 633,350 shares (the "SHARES") of the common stock, $.01 par value per share (the "COMMON STOCK"), of Electric Fuel Corporation (the "COMPANY"). The Shares represent approximately 4.4% of the Company's outstanding shares of Common Stock. The co-trustees of the Trust, David E. Becker and Bryan Gordon, may be deemed beneficial owners of the Shares and possess shared investment and dispositive power with respect to all of the Shares (and together, possess sole investment and dispositive power with respect to all of the Shares). The beneficiaries of the Trust are Mr. Becker, Mr. Gordon and their respective siblings. Mr. Becker and Mr. Gordon are step-brothers.

             On December 19, 1996, the Trust sold 160,000 shares of Common Stock to Leon S. Gross. Consequently, as indicated above, the Trust now holds 633,350 shares of Common Stock which represents 4.4% of the outstanding shares of Common Stock, based upon the number of shares outstanding as of November 5, 1996, as reported in the Company Quarterly Report on Form 10-Q for the quarter ended September 30, 1996. Thus, as of December 19, 1996, the Trust, David E. Becker and Bryan Gordon each ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

             The Shares are exclusive of 1,746,904 shares of the Company's Common Stock held in the name of the Becker Family Trust (the "FAMILY TRUST"), as to which shares the Trust disclaims beneficial ownership. Newton D. Becker (the father and step-father of Mr. Becker and Mr. Gordon, respectively) is the sole trustee and beneficiary of the Family Trust during his lifetime.

             None of the reporting persons assumes any responsibility for information contained in this statement with respect to the other reporting persons except to the extent set forth in Rule 13d-1(f) under the Securities Exchange Act of 1934. The reporting persons hereby agree that this statement is filed on behalf of each of them and constitutes their agreement to such filing, as contemplated by said Rule 13d-1(f).

        ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             This statement is being filed to report the fact that, as of December 19, 1996, the Trust, David E. Becker and Bryan Gordon each ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

        ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

             N/A.

        ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             N/A.

        ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             N/A.

        ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

             N/A.

        ITEM 10.  CERTIFICATION.

             N/A.

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Dated:  December 27, 1996      NEWTON BECKER IRREVOCABLE TRUST NO. 1


                                            /s/ Bryan Gordon
                                            ---------------------------
                                            Bryan Gordon, Trustee


                                            /s/ David E. Becker
                                            ---------------------------
                                            David E. Becker, Trustee

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Dated:  December 27, 1996          /s/ David E. Becker
                                           ---------------------------
                                           David E. Becker

                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Dated:  December 27, 1996            /s/ Bryan Gordon
                                             --------------------------
                                             Bryan Gordon